Exhibit 99.1(a)

ADVANTA                            Advanta Mortgage
                                   Suite 400
                                   Fort Washington, PA 19034
                                   215-283-4200




   Report of Management on Compliance with Minimum Servicing Standards


As of and for the year ended December 31, 1995, Advanta Mortgage Corp. USA has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for the same period, Advanta Mortgage Corp. USA had in effect fidelity bond coverage in the amount of $10 million and mortgage contingent liability protection coverage in the amount of $2 million.


\s\ William P. Garland         \s\ James L. Shreero
William P. Garland             James L. Shreero
Senior Vice President          Vice President
Loan Servicing                 Finance and Accounting